Part A:	General Information

Item A.1	Report for 12/18/2015

Item A.2	856517

Item A.3	S000009538

Item A.4	33-31602

Item A.5	Stephen P. Van Meter Email Address: SVanMeter@federatedinv.com Phone: 412-288-1046

Part B:	Default of event of insolvency of portfolio security issuer -- NOT APPLICABLE

Part C:	Provision of financial support to fund

Item C.1	Description of nature of support – Capital Contribution

Item C.2	Person providing support – FII Holdings, Inc.

Item C.3	Brief Description of relationship between the person providing support and the fund – FII Holdings, Inc. directly owns 100% of the outstanding voting securities of Federated Investment Management Company the investment advisor to Federated Liberty U.S. Government Money Market Trust (the “Fund”), a portfolio of Money Market Obligations Trust.

Item C.4	Date Support Provided – December 18, 2015

Item C.5	Amount of Support - $54,933.57

Item C.6	Not applicable

Item C.7	Not applicable

Item C.8

Brief description of reason for support – FII Holdings, Inc., as an affiliated person of Federated Investment Management Company, is making a capital contribution to the Fund.  Since inception, the Fund’s net asset value has been calculated in accordance with procedures adopted by the Board to use the amortized cost method to value the Fund’s shares at $1.00 per share.  The contribution, in the amount noted above, is being made in anticipation of a reorganization of the Fund into an affiliated money market fund.  This amount represents the difference between the Fund’s net assets and the net asset value of shares outstanding on the date of the reorganization.  The reorganization is scheduled to be completed as of the close of business on December 18, 2015.

Item C.9	Term of support – one-time

Item C.10	Brief Description of any contractual restrictions relating to support – none.

Part D:	Deviation between current net asset value per share and intended stable price per share -- NOT APPLICABLE

Part E:	Imposition of liquidity fee -- NOT APPLICABLE

Part F:	Suspension of fund redemptions -- NOT APPLICABLE

Part G:	Removal of liquidity fees and/or resumption of fund redemptions -- NOT APPLICABLE

Part H:	Optional disclosure -- NOT APPLICABLE

Signatures Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Money Market Obligations Trust (Registrant) December 18, 2015 Date /s/ Stephen P. Van Meter (Signature) Stephen P. Van Meter Chief Compliance Officer Money Market Obligations Trust